Stradley Ronon Stevens & Young, LLP Suite 1601 191 N. Wacker Drive Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER 312.964.3505 mgreer@stradley.com Direct Fax: 312.964.3501

February 15, 2017

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Actively Managed Exchange-Traded Fund Trust

1933 Act Registration No. 333-147622

1940 Act Registration No. 811-22148

Dear Ms. Dobelbower:

This letter responds to comments you conveyed to me via telephone on January 19, 2017, regarding post-effective amendment no. 285 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 286 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Actively Managed Exchange-Traded Fund Trust (the “Trust”) (the “Amendment”), filed on December 2, 2016. The Amendment was filed to register four new series of the Trust called the PowerShares Conservative Multi-Asset Allocation Portfolio (the “Conservative Fund”), PowerShares Moderately Conservative Multi-Asset Allocation Portfolio (the “Moderately Conservative Fund”), PowerShares Balanced Multi-Asset Allocation Portfolio (the “Balanced Fund”) and PowerShares Growth Multi-Asset Allocation Portfolio (the “Growth Fund,” with each being a “Fund,” and collectively, the “Funds”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Funds’ responses immediately following. To the extent that your comments address one Fund, we understand that the comment should apply to all Funds, as applicable. Additionally, we represent that the Funds will filed an updated post-effective amendment to reflect the changes discussed below.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 15, 2017

Prospectus

1.	Comment:	Page 2: In footnote 2 to the fee table (discussing the acquired fund fees and expenses (“AFFEs”) that the Fund incurs from its investments in Underlying ETFs), please confirm if the adviser intends to waive AFFEs. Additionally, if the adviser will seek to recoup the AFFEs that it waives, please state the terms of the recoupment.

	Response:	The Funds may incur AFFEs from investments in affiliated money market funds or investments in Underlying ETFs. The adviser has agreed to waive only those AFFEs that a Fund incurs from investments in affiliated money market funds. Because the Funds will operate as “fund of funds,” management anticipates that each Fund will incur AFFEs during its initial year of operations. However, management does not anticipate that each Fund will incur any AFFEs from investments in affiliated money market funds during its first year. As a result, the adviser does not anticipate waiving any AFFEs for the Funds at this time. We note that each Fund’s fee table includes a line items for AFFEs (estimating the total for the first fiscal year), but does not include any corresponding disclosure for any waivers.

For those reasons, we note that disclosure regarding waiver recoupment is inapplicable.

2.	Comment:	In the section “Summary Information – Principal Investment Strategies,” the disclosure states: “The Fund and the PowerShares ETFs are part of the same group of investment companies.” Please include more information to clarify the purpose of this statement or remove it.

	Response:	The Funds respectfully decline to remove the sentence. The purpose of this statement is to provide unambiguous disclosure that the Funds and other PowerShares ETFs that are part of separate trusts are part of the same “group of investment companies” within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act. The Funds believe that the sentence, standing on its own, is sufficiently self-explanatory, and believe that a detailed discussion of the legal bases underpinning its inclusion would be contrary to the plain English requirements of Rule 421(b)(4) under the 1933 Act.

3.	Comment:	The Funds express a range of percentage allocations among Equity ETFs and Fixed Income ETFs. Will there be a baseline percentage allocation for each Fund under normal market circumstances?

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 15, 2017

	Response:	Under normal circumstances, the Funds’ percentage allocations may gravitate naturally to one end of the stated range; however, the adviser believes that the ranges provide the portfolio managers with the flexibility necessary to respond to changing market conditions in a manner that best benefits the Funds and their shareholders (all in accordance with the Funds’ investment objectives). Therefore, there can be no guarantee that the Funds will adhere to any specific baseline percentage allocation from day-to-day. As such, we respectfully decline to amend the current disclosure.

4.	Comment:	In the section “Summary Information – Principal Investment Strategies,” the disclosure for the Conservative Fund states that “[a]pproximately 5%-10% of the Fund’s assets will be allocated to Underlying ETFs that invest primarily in foreign equity or fixed income securities.” Please clarify this sentence for each Fund.

	Response:	The sentence is intended to state that a Fund may invest the specific percentage of its assets in foreign ETFs in total – regardless of whether such foreign ETFs invest primarily in equity or fixed-income securities. To clarify this concept, each Fund has revised the disclosure in the following manner (using Conservative Fund as an example):

“Approximately 5%-10% of the Fund’s assets will be allocated to Underlying ETFs that invest primarily in foreign equity and ~~or~~ foreign fixed income securities, as well as American depositary receipts (“ADRs”) and global depositary receipts (“GDRs”) that are based on those securities.”

We note the addition of the clause referring to ADRs and GDRs is made in response to comment no. 9, below.

5.	Comment:	In the section “Summary Information – Principal Investment Strategies,” consider moving the phrase “describing the benefits of diversification” as follows:

The Fund seeks to achieve its investment objective by allocating its assets using a conservative investment style that seeks to maximize the benefits of diversification, which focuses on investing a greater portion of Fund assets in Underlying ETFs that invest primarily in fixed-income securities (“Fixed Income ETFs”), but also provides some exposure to Underlying ETFs that invest primarily in equity securities (“Equity ETFs”)...

Invesco Advisers Inc., the Fund’s sub-adviser (the “Sub-Adviser”), uses the following investment process to construct the Fund’s portfolio: (1) a strategic allocation across broad asset classes (i.e., equities and fixed income securities) and particular investment factors within those classes (e.g., for fixed

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 15, 2017

income securities, exposure to domestic, international, corporate, government, high-yield and investment grade bonds; for equity securities, exposure to domestic and international stocks) ~~designed to maximize the benefits of diversification~~;

	Response:	Each Fund has revised this disclosure in the manner requested by the Staff.

6.	Comment:	In the section “Summary Information – Principal Investment Strategies,” the disclosure states that the adviser will select “Underlying ETFs that best represent … broad asset classes and factor exposures, based on a comprehensive quantitative and qualitative criteria…”. Please disclose those criteria.

	Response:	We have revised the disclosure in response to the Staff’s comment as follows:

“...Underlying ETFs that best represent … broad asset classes and factor exposures, based on a comprehensive quantitative and qualitative criteria (such as management experience and structure, investment process, performance and risk metrics)…”

7.	Comment:	In the section “Summary Information – Principal Investment Strategies,” each Fund refers to seeking strong performance over a full market cycle by diversifying its portfolio holdings. However, that disclosure does not include discussion of how such strong performance will still adhere to the Fund’s investment objective (of conservative, balanced, or growth investments, etc.). Consider revising the disclosure for each Fund to disclose that concept.

	Response:	The Funds have revised the disclosure in the manner requested by the Staff, as follows:

•       Conservative Fund: “Based on the portfolio managers’ research, the strategic allocations of the portfolio are diversified to gain exposure to areas of the market that the portfolio managers believe may perform well over a full market cycle, while still creating a conservative portfolio with a lower risk profile than the overall stock market consistent with the Fund’s investment objective.”

•       Moderately Conservative Fund: “Based on the portfolio managers’ research, the strategic allocations of the portfolio are diversified to gain exposure to areas of the market that the portfolio managers believe may perform well over a full market cycle, while still creating a moderately conservative portfolio with a somewhat lower risk profile than the overall stock market.”

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 15, 2017

•       Balanced Fund: “Based on the portfolio managers’ research, the strategic allocations of the portfolio are diversified to gain exposure to areas of the market that the portfolio managers believe may perform well over a full market cycle, while still creating a balanced portfolio designed to provide current income and capital appreciation consistent with the Fund’s investment objective.”

•       Growth Fund: “Based on the portfolio managers’ research, the strategic allocations of the portfolio are diversified to gain exposure to areas of the market that the portfolio managers believe may perform well over a full market cycle and create a growth portfolio designed to provide long-term capital appreciation.”

8.	Comment:	The disclosure states the following: “The Sub-Adviser rebalances the Fund’s investments in the Underlying ETFs on an annual basis to keep them at their target weightings…”. Will there be more active trading than annually, including as frequently as on a day-to-day basis?

	Response:	We note that each Fund is actively managed and, therefore, the portfolio managers will sell and purchase securities for each Fund in a manner that they believe will create the best returns for each Fund consistent with such Fund’s investment objective. This means that each Fund may trade frequently, including as often as daily, depending on market conditions. As a result, the Funds have deleted this disclosure.

9.	Comment:	Each Fund includes in its principal risk disclosure “Underlying Equity ETFs Risk – ADR and GDR Risk.” However, the discussion of each Fund’s principal investment strategy does not refer to ADRs or GDRs. Please add that disclosure or clarify whether this is a principal risk of each Fund.

	Response:	ADR and GDR risk is an appropriate risk of each Fund, because the underlying ETFs in which each Fund invests may invest in foreign securities, including ADRs and GDRs, thereby providing each Fund indirect exposure to those securities. As a result, each Fund has revised its principal investment strategy disclosure to include reference to the fact that certain underlying ETFs may invest in ADRs and GDRs. The revised disclosure is set forth in response to comment no. 4, above.

10.	Comment:	Each of Balanced Fund and Growth Fund includes in its principal risk disclosure “Underlying Equity ETFs Risk – Emerging Markets Investment Risk.” However, the discussion of each Fund’s principal investment strategy does not refer to investments in emerging market countries. Please add that disclosure or clarify whether this is a principal risk of each Fund. Also, please describe how a Fund determines what qualifies as an emerging market.

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 15, 2017

	Response:	Those two Funds have revised their disclosure to include an additional sentence at the end of the disclosure set forth in response to comment no. 4, such that it now reads as follows:

•       Balanced Fund: “Approximately 10%-25% of the Fund’s assets will be allocated to Underlying ETFs that invest primarily in foreign equity and foreign fixed income securities, as well as American depositary receipts (“ADRs”) and global depositary receipts (“GDRs”) that are based on those securities. Some of those Underlying ETFs’ investments are in emerging markets.”

•       Growth Fund: ““Approximately 20%-30% of the Fund’s assets will be allocated to Underlying ETFs that invest primarily in foreign equity and foreign fixed income securities, as well as American depositary receipts (“ADRs”) and global depositary receipts (“GDRs”) that are based on those securities. Some of those Underlying ETFs’ investments are in emerging markets.”

The Funds consider a country to be an emerging market country if the methodology of the underlying index of an Underlying ETF includes that country in the index.

11.	Comment:	In the statutory portion of the prospectus, in the section “How to Buy and Sell Shares,” disclose the number of shares that constitute a creation unit that each Fund may issue or redeem.

	Response:	The Funds note that this information already is included in each Fund’s summary prospectus, in the section “Purchase and Sale of Shares.” The disclosure in that section states: “The Fund will issue and redeem Shares at NAV only with authorized participants and only in large blocks of 50,000 Shares (each block of Shares is called a “Creation Unit”) or multiples thereof (“Creation Unit Aggregations”)…” (emphasis added). Because that information already is prominently stated in the summary prospectus of each Fund, the Funds believe that including it a second time in the statutory portion of the prospectus will not be of a benefit to shareholders, especially those shareholders who utilize only the summary prospectus for a Fund. As a result, the Funds respectfully decline to amend the disclosure.

*        *        *

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

February 15, 2017

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Alan Goldberg at (312) 964-3503 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.

Alan Goldberg, Esq.

Eric Purple, Esq.

Melissa Nguyen, Esq.